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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                            Report of Foreign Private
                         Issuer Pursuant to Rule 13a-16
                           or 15d-16 of the Securities
                              Exchange Act of 1934*

For the month of November, 2003                 Commission File Number: 333-8960

                       MILLAR WESTERN FOREST PRODUCTS LTD.
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                              (Name of registrant)

                               16640 - 111 Avenue
                                Edmonton, Alberta
                                 Canada T5M 2S5
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                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

          Form 20-F  [X]                                Form 40-F  [ ]


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

          Yes  [ ]                                             No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

*The registrant is furnishing this report on a voluntary basis.

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                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       MILLAR WESTERN FOREST PRODUCTS LTD.


Date: November 6, 2003                 By:        /s/  J.R. CONCINI
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                                           Name:  J.R. Concini
                                           Title: Chief Financial Officer

                                  EXHIBIT INDEX

Exhibit No.                          Description of Exhibit
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    99.1          Interim Financial Statements for the Nine Months Ended
                  September, 2003

    99.2 Management's Discussion and Analysis of Financial Condition and Results of Operations

    99.3          Management Commentary